April 27, 2025

Mr. Thomas McGowan
Office of Broker-Dealer Inspection Program
Division of Market Regulation
U.S. Securities and Exchange Commission
100 F Street N.E. Tel: 415-705-2500
Washington, D.C. 20549

Submitted to FINRA via Regulation Form Filing Financial Notifications To Whom It May Concern:

In accordance with sub paragraph (f)(4) of Securities Exchange Act Rule 17a-5 (the "Rule"), I am writing this letter regarding The Winning Edge Financial Group, Inc. 2024 appointed auditor. The Winning Edge Financial Group, Inc. engaged Michael Remus, CPA for their 2024 financial statement audit. This occurred prior to the merger between Michael Remus, CPA and Ferrara CPA which completed in early February. The lone employee of Michael Remus, CPA, Michael Remus, continued to work on an ongoing basis for Ferrara CPA. However, all audit reports issued would be done so under Ferrara CPA's PCAOB registration number. Therefore, a change in auditor for The Winning Edge Financial Group, Inc. occurred from a legal standpoint. The Winning Edge Financial Group, Inc. engaged the new firm, Ferrara CPA to conduct their 2024 financial statement audit.

As previously stated, Ferrara CPA is registered with the PCAOB.

Sincerely,

Joseph Ferrara

Ferrara CPA